At a Special Meeting of Shareholders, on March 30,
2004, shareholders of Optimum Small Cap Growth
Fund approved a new additional sub-adviser, Oberweis Asset Management, Inc. ("Oberweis") for the Fund. Oberweis began serving as sub-adviser to the Fund on April 1, 2004. The description of the proposal and number of shares voted are as follows:


1.  To approve or disapprove a new Sub-Advisory
Agreement between Delaware Management
Company, a series of Delaware Management
Business Trust, and Oberweis Asset Management,
Inc. ("Oberweis") whereby Oberweis would have co-management responsibility for providing investment advisory services to the Fund.



Number of Shares
% of Outstanding Shares

% of Shares Voted
Affirmative
683,232.079
49.460%
96.766%
Against
12,193.000
0.882
1.727
Abstain
10,638.000
0.770
1.507
Total
706,063.079
51.112
100.000




Fund Totals:



Record Total
1,381,394.969


Voted Shares
706,063.079


Percent Voted:
51.112%